

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 29, 2010

<u>Via U.S. Mail and Facsimile</u>

Mr. Thomas H. Stoner, Jr.
Chief Executive Officer
Evergreen Energy Inc.
1225 17th Street, Suite 1300
Denver, CO 80202

       Re: **Evergreen Energy Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed March 31, 2010
                Preliminary Proxy Statement
                Filed April 20, 2010
                File No. 1-14176

Dear Mr. Stoner:

We have limited our review of your filing to the issues we have addressed in our comments. Please provide a written response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>Controls and Procedures, page 61</u>

1.   We note that you have concluded that both your disclosure controls and procedures and internal control over financial reporting were ineffective as of December 31, 2009 due to a material weakness in indentifying and accounting for certain financial instruments. Please revise to disclose the following:

- o When the material weakness was identified, by whom it was identified, and when the material weakness first began. In this regard, your statement, "Management identified the following material weakness" appears to conflict with your auditor's report on the following page, which states, "We have identified the following material weakness."

- o The impact of the material weakness on your financial reporting and the control environment. For example, we note your statement at page 62 that the company's controls "did not operate effectively to appropriately identify and account for certain such in accordance accounting [sic] principles generally accepted in the United States." Please revise this statement to clearly describe the identified weakness and its impact.

- o All material remediation costs foreseen or incurred in connection with your remediation efforts.

2.   With a view toward future disclosure in your next Form 10-Q, please provide us on a supplemental basis expanded disclosure of the enhanced controls that you have implemented during the first quarter of 2010.

Preliminary Proxy Statement

Proposal No. 2

3.   Please explain why you believe it is appropriate to omit the range of exchange ratios that may be used in effecting your proposed reverse stock split.

       If you plan to include the range in your definitive proxy statement, please ensure that such proxy quantifies, for the low and high end of the range of exchange ratios, the number of shares that following the split will be issued and outstanding, reserved for issuance, and available for issuance and unreserved. Please provide draft disclosure showing how you intend to comply.

4.   In addition, we note several blank spaces that do not appear to be contingent on the range of exchange ratios. For example and without limitation, at pages 38 and 39, you do not disclose the number of common shares currently authorized. At page 41, you do not disclose the number of record shareholders. Please revise to include this information.

5.   With respect to the additional shares that will become available following the proposed stock split, please revise to indicate whether you have any current plans, understandings, or arrangements – written or otherwise – to issue these shares. To the extent that you do not, please provide an appropriate negative statement.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director